Immatics Corporate Presentation August 17, 2023 Exhibit 99.3

Forward-Looking Statement This presentation (“Presentation”) is provided by Immatics N.V. (“Immatics” or the “Company”) for informational purposes only. The information contained herein does not purport to be all-inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Forward-Looking Statements. Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing of IND or CTA filing for pre-clinical stage product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or in an offering exempt from registration. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

Therapeutic Opportunity Potential for addressing large patient populations with high prevalence targets in solid tumors Two Clinical-Stage Modalities Pipeline of TCR-T and TCR Bispecific product candidates in clinical & preclinical development Building a Leading TCR Therapeutics Company Intro Differentiated Platforms Unique technologies to identify true cancer targets and right TCRs Clinical PoC for Cell Therapy Anti-tumor activity and durability of response across multiple solid tumors in early TCR-T clinical development

Three IMA203 Ph1b cohorts IMA203 monotherapy Checkpoint combo IMA203CD8 monotherapy Next update on all three IMA203 cohorts and clinical development path for PRAME TCR-T monotherapy towards registration-directed trials is planned for 4Q 2023 ACTengine® IMA203 (PRAME) Advance ongoing Phase 1 clinical trial Establish clinical PoC TCER® IMA401 (MAGEA4/8) Phase 1/2 clinical trial started in Aug 2023 First clinical data planned in 2024 TCER® IMA402 (PRAME) Intro Projected cash runway into late 2025 to reach multiple value inflections points across our portfolio Our Near-Term Focus – Clinical Development of Our Lead Assets from Our Autologous TCR-T (ACTengine®) and TCR Bispecifics (TCER®) Pipeline 1 Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application

Our TCR-based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface Intro

Two Distinct TCR-based Therapeutic Modalities in Clinical Development Differentiated positioning of ACTengine® vs. TCER® based on patient population and medical need Intro 1 Interim data update from the ACTengine® IMA203 TCR-T monotherapy Phase 1b Cohort A (published May 02, 2023) with a 64% (7/11) ORR and 67% (6/9) confirmed ORR; 2 Initial manufacturing may provide sufficient quantity for potential repeat dosing. Autologous TCR-T (ACTengine®) TCR Bispecifics (TCER®) Strong clinical activity in patients with high tumor burden1 Single dose2 Proprietary manufacturing process for enhanced potency of T cells Specialized medical centers Target requirements: stringent tumor selectivity, low, medium, high copy numbers Off-the-shelf biologic for immediate treatment Repeat dosing All hospitals and out-patient, opportunity for larger patient reach Favorable commercial characteristics Target requirements: strong tumor association, median to high copy numbers

Modality Product Candidate Target Preclinical Phase 1a1 Phase 1b1 Phase 2 Phase 3 Autologous ACT ACTengine ® IMA203 PRAME ACTengine® IMA203CD8 PRAME ACTengine® IMA204 COL6A3 Autologous ACT Multiple programs Undisclosed Allogeneic ACT γδ T cells ACTallo® IMA30x Undisclosed Multiple programs Undisclosed Bispecifics TCER® IMA401 MAGEA4/8 TCER® IMA402 PRAME TCER® IMA403 Undisclosed Multiple programs Undisclosed Our Pipeline of TCR-based Adoptive Cell Therapies and Bispecifics Intro 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor; * Immatics’ proprietary ACTallo® platform utilizing Editas’ CRISPR gene editing technology + Checkpoint Inhibitor2 *

Strategic Collaborations Synergistic Expertise that Can Foster Transformative Innovations for ACT and Bispecifics Research collaboration to develop bispecific immunotherapies 2 Immatics targets $54 M upfront Co-promotion option Broadening the clinical framework beyond our pipeline Research collaboration to develop TCR-T therapies 4 Immatics targets (3 in 2019 + 1 in 2022) $75 M (2019) + $20 M (2022) upfront; Opt-in right for 1st program exercised by BMS in 2Q 2023 for $15 M option exercise fee Co-development/Co-fund option Research collaboration to develop off-the-shelf allogeneic γδ-based TCR-T/ CAR-T programs $60 M upfront Clinical co-development collaboration to develop Immatics’ TCR Bispecific program TCER® IMA401 $150 M upfront Co-promotion option in the US 2022 2021 2018 2019 Each of our 9 partnered programs may be eligible for >$500 million aggregated milestone payments Tiered royalties Intro

Potential for Large Patient Populations across Multiple Solid Cancers Uterine Carcinoma – 100% Uterine Carcinosarcoma – 100% Sarcoma Subtypes – up to 100% Cut. Melanoma – 95% Uveal Melanoma1 – 90% Ovarian Carcinoma – 80% Squamous NSCLC – 65% TNBC – 60% Small Cell Lung Cancer – 55% Kidney Carcinoma –  up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma– 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC – 20% Bladder Carcinoma – 20% Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20% IMA203 / IMA402 PRAME IMA401 MAGEA4/8 IMA204 COL6A3 Exon 6 Intro Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC– 55% Adeno NSCLC– 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% ACTengine® and TCER® targets demonstrate high prevalence in multiple solid cancers Target prevalence for selected solid cancer indications are based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; 1 Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21)

Realizing the Full Multi-Cancer Opportunity of PRAME ACTengine® IMA203 (TCR-T) and TCER® IMA402 (TCR Bispecific) Indication % PRAME positive patients1 Uterine Carcinoma Uterine Carcinosarcoma Sarcoma Subtypes Cut. Melanoma Uveal Melanoma2 Ovarian Carcinoma Squamous NSCLC TNBC Small Cell Lung Cancer Kidney Carcinoma Cholangiocarcinoma Adeno NSCLC Breast Carcinoma HNSCC Esophageal Carcinoma HCC Bladder Carcinoma 100% 100% up to 100% 95% 90% 80% 65% 60% 55% up to 45% 35% 25% 25% 25% 20% 20% 20% ACTengine® IMA203 (TCR-T) Cancer Cell Death PRAME is one of the most promising and most prevalent, clinically validated solid tumor targets known to date Leverage the full potential of targeting PRAME by continued evaluation of the best suited therapeutic modality (ACTengine® vs. TCER® or both) for each cancer type 1 PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; 2 Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21); NSCLC: Non-small cell lung cancer, TNBC: Triple-negative breast cancer, HNSCC: Head and neck squamous cell carcinoma; HCC: Hepatocellular carcinoma Intro Phase 1b dose expansion ongoing Initiation of Phase 1/2 trial Aug 2023 TCER® IMA402 (TCR Bispecific)

ACTengine® IMA203 – TCR-T Targeting PRAME

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR-T Approach IMA203

Key Pillars of Developing a Successful TCR-T Product Candidate Summary of Interim Update on IMA203 TCR-T Phase 1b Cohort A as of April 2023 Safety Anti-Tumor Activity Durability Product Quality Broad Reach Manageable tolerability at doses as high as ~9x109 TCR-T cells High rate of objective responses: 64% (7/11) ORR1 67% (6/9) cORR2 Ongoing durable responses at 9+ months mDOR: Not reached min 1.3+, max 8.8+ mFU: 8.5 months Rapid manufacturing time of 7 days (+ 7-day release testing), manufacturing success rate of 94% Confirmed objective responses in broad range of solid cancer types at low, medium and high PRAME levels above threshold 1 Initial ORR: Objective response rate according to RECIST 1.1 at first scan post infusion at ~week 6; 2 Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with available second scan post infusion at ~month 3 or patients with progressive disease (PD) at any timepoint before this scan; mDOR: median duration of response; mFU: median follow-up Data cut-off Apr 04, 2023 IMA203

The Multi-Cancer Opportunity of PRAME One of the Most Promising Solid Tumor Targets for TCR-based Therapies Known To Date High prevalence High target density Homogeneous expression “Clean” expression profile Clinical proof-of-concept sqNSCLC Ovarian Cancer PRAME fulfills all properties of an ideal target for TCR-based therapies PRAME RNA detection in tumor samples (ISH) ISH: in situ hybridization, sqNSCLC: squamous non-small cell lung cancer IMA203

ACTengine® IMA203 TCR-T Monotherapy – Patient Flow HLA-A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow-up Screening & Manufacturing Phase Manufacturing by Immatics Infusion of ACTengine® IMA203 TCR-T Product Lymphodepletion* Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL-2** Safety and efficacy monitoring for 12 months Leukapheresis x x 1 3 2 Short process time of 14 days * 30 mg/m2 Fludarabine and 500 mg/m2 Cyclophosphamide for 4 days; ** 1m IU daily days 1-5 and twice daily days 6-10 7-day rapid manufacturing process 7-day expedited QC release testing Monocyte depletion process implemented in Phase 1b IMA203

ACTengine® IMA203 TCR-T Phase 1 Design Focus on IMA203 TCR-T Monotherapy Investigated in Cohort A Cohort A Phase 1b Cohort A Interim Update on 11 patients Focus on generation of safety data De-prioritized in the last-line setting, investigation of combination as a front-line therapy being considered Phase 1b Dose Expansion1 Phase 1a Dose Escalation Cohort A IMA203 Monotherapy (N=11) Increasing T cell:Tumor cell Ratio2 IMA203 Monotherapy in Basket Trial (N=27) 2nd Gen potency-enhanced monotherapy product version Currently being explored at DL4a Data cut-off Apr 04, 2023 Cohort B Cohort C IMA203 Adding functional CD4 T cells4 IMA203CD8 2nd Gen IMA203 plus Checkpoint Inhibitor3 Blocking PD-1/PD-L1 pathway 1 Provisional recommended Phase 2 dose (RP2D) for Cohort A and B determined at DL4+DL5 (0.2-4.7 x 109 TCR-T cells/m2 BSA); IMA203CD8 (Cohort C) is currently being explored at DL4a (0.481-0.8x109 TCR-T cells/m2 BSA); 2 Demonstrated to be associated with durable response: Locke et al. 2020 Blood Advances; 3 Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor; 4 Demonstrated to be important for long-term remission: Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances;

N=11 ACTengine® IMA203 TCR-T Monotherapy – Phase 1b Cohort A Patient and Product Characteristics Data cut-off Apr 04, 2023 Heavily pre-treated, metastatic last-line patients that have exhausted all available standard of care treatments 1 Including ovarian cancer patient A-DL5-04 who erroneously received one dose of nivolumab and is part of intent-to-treat (shown here) but not per-protocol population; 2 Transduced viable CD8 T cells; ULN: Upper limit of normal; LDH: Lactate dehydrogenase; BSA: Body surface area; RP2D: Recommended Phase 2 Dose DL5 cleared for safety,  updated provisional RP2D  comprises DL4 + DL5::  0.2-4.7 x 109 TCR-T cells/m2 BSA Patients in Phase 1b Cohort A (N=11)1 (N=11) Age Mean (min, max) 55.4  (31, 79) Gender Male / Female [% of patients] 45.5 / 54.5 Prior lines of treatment Mean (min, max) 3.7  (1, 10) LDH at baseline >1 x ULN [% of patients] 54.5 Baseline tumor burden Mean target lesion sum of diameter [mm] (min, max) 73.8  (21.0, 207.3) Total infused dose   Mean TCR-T cells2 infused [x109] (min, max) 3.67  (1.30, 8.84) IMA203

Most Frequent Adverse Events – Phase 1b Cohort A (N=11) Manageable Treatment-emergent Adverse Events (TEAEs) Expected cytopenia (Grade 1-4) associated with lymphodepletion in all patients Low-moderate cytokine release syndrome (CRS) in 91% (10/11) of patients 45% (5/11) of patients had Grade 1 CRS (3 in DL4, 2 in DL5) 45% (5/11) of patients had Grade 2 CRS (2 in DL4, 3 in DL5) No dose-dependent increase of CRS No ICANS1 No Dose-limiting toxicity For IMA203 TCR-T monotherapy tolerability profile including Phase 1a dose escalation, see appendix CRS and ICANS graded by CARTOX criteria (Neelapu et al., 2018); 1 ICANS: Immune Effector Cell-Associated Neurotoxicity Syndrome IMA203 TCR-T monotherapy shows manageable tolerability at total doses as high as ~9x109 TCR-T cells Data cut-off Apr 04, 2023 IMA203

Best Overall Response – Phase 1b Cohort A Deep Objective Responses Independent of Tumor Type 1 Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population; 2 Initial ORR: Objective response rate according to RECIST 1.1 at first scan post infusion at ~week 6; 3 Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with available second scan post infusion at ~month 3 or patients with progressive disease (PD) at any timepoint before this scan; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; NET: Neuroendocrine Tumor; CPI: Checkpoint Inhibitor Responses observed in cutaneous and uveal melanoma, synovial sarcoma, head and neck cancer, and ovarian cancer Initial responses at week 6 were confirmed in all 6 responders with available subsequent 3-month scan All cut. melanoma patients were CPI-refractory All ovarian cancer patients were platinum-resistant ORR (at ~week 6)2 64% (7/11) cORR (at ~month 3)3 67% (6/9) Deep objective responses observed across multiple, heavily pre-treated tumor types Data cut-off Apr 04, 2023 1 IMA203

Response over Time – Phase 1b Cohort A Durable Partial Responses 9+ Months after IMA203 TCR-T Treatment **Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population; 1 Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; 2 Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline  Median time from IMA203 TCR-T infusion to onset of response was 1.4 months Ongoing responses in 5 of 7 responders: 2 cPRs (cut. & uveal melanoma) ongoing at 9+ months 1 cPR (cut. melanoma) ongoing at 6+ months 1 cPR (ovarian cancer) ongoing at ~3 months 1 PR (synovial sarcoma) ongoing at 6+ weeks Median DOR1, min, max DOR Not reached, 1.3+, 8.8+ months Median Follow-up2 8.5 months Scans at approximately week 6, month 3 and then every 3 months Ongoing * ** * Response until 5.7 months post infusion, target lesion response assessment not available (external assessment) Data cut-off Apr 04, 2023 IMA203

Biological Data Consistent with Clinical Data IMA203 TCR-T Levels and Tumor Infiltration across Patients in Phase 1a and Phase 1b Cohort A IMA203 T cells found in all evaluable tumor tissues, level of infiltration associated with objective responses1 Increased levels of IMA203 T cells in the blood of patients in Cohort A following increase of cell dose and switch to monocyte depletion process Data cut-off Apr 04, 2023 Mann-Whitney U test; 1 T cell infiltration for 21 patients (10 non-responder, 11 responder) with 6-week post infusion biopsy available (1 patient with ~4-week, 2 patients with ~13-week post infusion biopsy); PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response p=0.0003 Vector copies/µg gDNA p<0.0001 Persistence over time Peak persistence N=38 IMA203

Favorable TCR-T Product Characteristics and High TCR-T Levels in Patients Manufacturing Improvements Implemented in Phase 1b Enhance Key Features of the Cell Product Manufacturing success rate of 94% to reach provisional RP2D** Mean cell dose infused in 11 patients in Phase 1b Cohort A was 3.67x109 TCR-T cells Prior versions (n=26) Manufacturing process (infused products) MD process (n=12) Prior versions (n=26) MD process (n=12) MD process: Monocyte depletion process; * Unpaired t test; # Mann-Whitney U test;  ** Updated provisional RP2D comprises DL4 + DL5: 0.2-4.7x109 transduced viable CD8 T cells/m2 BSA;  Increased peak TCR-T levels in patients Improved TCR-T product features IMA203 T cell peak frequency [vector copies/µg gDNA]  MD process (n=12) Prior versions (n=26) MD process (n=5) Prior versions (n=7) p<0.0001# p=0.0025# DL4 only, normalized to cell dose Normalized peak frequency [vector copies per µg gDNA/109 TCR-T cells]  Data cut-off Apr 04, 2023 * * IMA203

Responses above Immatics’ PRAME RNA Threshold Independent of Tumor Type Highlighting Tumor Types (left) and Type of Best Overall Response (right) – Phase 1b Cohort A Mann-Whitney U test, p=0.23; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; NET: Neuroendocrine Tumor PRAME RNA expression in pre-treatment biopsies relative to threshold IMA203 has the potential to provide clinical benefit for all PRAME biomarker-positive cancer patients IMA203 achieved objective responses at all expression levels above Immatics’ mass spectrometry- guided RNA threshold A-DL5-01 A-DL4-04 A-DL4-05 A-DL5-02 A-DL5-04 A-DL4-03 A-DL5-05 A-DL4-01 A-DL5-03 A-DL4-02 A-DL5-06 Data cut-off Apr 04, 2023 Threshold Threshold IMA203

Potential of IMA203 in Additional Solid Cancer Indications Based on PRAME Expression in IMA203 TCR-T Responders – Phase 1b Cohort A Immatics’ proprietary mass spectrometry-guided mRNA threshold 100% 100% 95% 100% 90% (50%2) 80% 60% 65% 25% % PRAME-positive patients1 PRAME target expression distribution (blue histogram) based on TCGA RNAseq data, patient data (black dots) based on IMADetect® qPCR testing of screening biopsies; 1 PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary MS-guided RNA expression threshold; 2 PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21) demonstrates substantial higher prevalence of 90% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field et al. 2016 Clinical Cancer Research; MS: mass spectrometry PRAME mRNA expression in Phase 1b Cohort A responders Data cut-off Apr 04, 2023 Selected indications A-DL4-03 A-DL5-03 A-DL5-06 A-DL5-01 A-DL4-02 A-DL5-05 A-DL4-01 IMA203

ACTengine® IMA203 TCR-T Monotherapy Targeting PRAME Summary of Phase 1b Cohort A Interim Data Update Manageable tolerability with no high-grade CRS, no ICANS in 11 patients in Cohort A1 Objective responses observed in heavily pre-treated last-line solid cancer patients including checkpoint-refractory cutaneous melanoma, platinum-resistant ovarian cancer, uveal melanoma, head and neck cancer, synovial sarcoma High objective response rate (ORR):  64% (7/11) ORR (at ~week 6) 67% (6/9) cORR (at ~month 3) Ongoing durable responses:  Median duration of response not reached at a median follow-up time of 8.5 months Ongoing PRs 9+ months after IMA203 TCR-T treatment Objective responses independent of tumor type at low, medium and high PRAME levels above threshold Manufacturing success rate of 94% to reach current RP2D, rapid 7-day manufacturing process (+7-day release testing) Increased confidence in the success and broad potential of targeting PRAME and our product candidate IMA203 TCR-T 1 For IMA203 TCR-T monotherapy tolerability profile including Phase 1a dose escalation, see appendix; CRS: Cytokine Release Syndrome; ICANS: Immune effector cell-associated neurotoxicity syndrome; RP2D: provisional recommended Phase 2 dose Data cut-off Apr 04, 2023 IMA203

Immatics’ ACTengine® IMA203 TCR-T Development Strategy Two-Pillared Strategy Objective: Expand development to other cancer types Signal finding in other cancer types with a broad patient reach, such as ovarian cancer, uterine cancer, lung cancer, breast cancer, head and neck cancer GO BROAD Next update on all three IMA203 Phase 1b cohorts including the projected clinical development path for PRAME-targeted TCR-T monotherapy towards registration-directed trials is planned for 4Q 2023 IMA203 Objective: Deliver best-in-class therapy in 1-2 last-line solid cancer types as fast as possible Focus on cutaneous melanoma, uveal melanoma and potentially other tumor types with high PRAME prevalence where clinical proof-of-concept has been demonstrated Highly modular and scalable manufacturing facility expected to be operational in 2024 to support efforts to maximize speed to market Planned start of a first Phase 2 trial in 1H 2024 – targeted to be already registration-directed FAST & FOCUSED

ACTengine® IMA203 TCR-T Product Manufacturing Enhancing Manufacturing Process and Capabilities Leukapheresis Rapid Manufacturing Process 1 week Expedited QC Release Testing 1 week Infusion-ready Manufacturing of ACTengine® IMA203 TCR-T & other future autologous /allogeneic candidates Expected to be operational in 2024 Approx. 100,000 sq ft in Houston area, TX – modular and flexible design Early-stage and registration-directed clinical trials as well as initial commercial supply State-of-the-art research & GMP manufacturing facility Short manufacturing turnaround time IMA203

Selected Indications Incidence R/R Incidence PRAME Positive Patient Population Based on R/R Incidence; PRAME and HLA-A*02:01+ Cut. Melanoma 99,800 7,700 95% 2,999 Uveal Melanoma 1,500 800 90% 295 Ovarian Carcinoma 19,900 12,800 80% 4,198 Uterine Carcinoma 62,700 10,700 100% 4,387 Uterine Carcinosarcoma 3,300 1,900 100% 779 Squamous NSCLC 57,000 34,600 65% 9,221 Small Cell Lung Cancer 31,900 19,400 55% 4,375 Adeno NSCLC 91,200 55,300 25% 5,668 HNSCC 66,500 15,100 25% 1,548 Breast Carcinoma 290,600 43,800 25% TNBC: 60% 4,490 Synovial Sarcoma 1,000 400 100% 164 Cholangiocarcinoma 8,000 7,000 35% 1,005 IMA203 TCR-T Has the Potential to Reach a Large Patient Population ~39,000 Patients per Year in the US only Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last-line patient population approximated by annual mortality; Estimated 41% HLA-A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21) Multiple opportunities to broaden patient reach and patient benefit: Expand beyond US population Expand into other indications such as kidney, esophageal, bladder, other liver cancers, other sarcoma subtypes through indication-specific or indication-agonistic label expansion Move into earlier lines of therapy (R/R Incidence à Incidence) Inclusion of patients with lower PRAME-threshold TOTAL ~39,000 annually in the US IMA203

ACTengine® IMA203CD8 – Next-generation TCR-T Building on First-Gen IMA203 Success to Further Improve Anti-Tumor Activity Engagement of CD4 T cells by CD8 co-transduction reported to boost anti-tumor activity in TCR-T trials Recent data from leukaemia patients treated with CAR-T suggest a relevant role of engineered CD4 T cells in maintaining durable tumor responses over a long period of time1 Functional superiority of the CD8αβ construct over multiple other CD8 constructs in preclinical experiments Proprietary 4-in-1 lentiviral vector to engineer CD4 and CD8 T cells with the PRAME-specific IMA203 TCR and CD8αβ construct (IMA203CD8) TUMOR CELL DEATH CD4 T CELL Cytotoxic Activity CD8 T CELL T cell Help Cytotoxic Activity 1 Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances IMA203CD8

ACTengine® IMA203CD8 – Preclinical Assessment of Anti-Tumor Efficacy Functional CD4 T cells Mediate Longer Anti-Tumor Activity than CD8 T cells in vitro 2nd addition of tumor cells 3rd 4th 5th 6th 2nd addition of tumor cells 3rd 4th 5th 6th IMA203CD8 Engagement of CD4 T cells may enhance depth and durability of anti-tumor response and clinical outcome of TCR-T in solid cancer patients

ACTengine® IMA204 – TCR-T Targeting COL6A3 Exon 6

ACTengine® IMA204 First-in-Class TCR-T Targeting Tumor Stroma Key Features HLA-A*02-presented peptide derived from COL6A3 exon 6 Naturally and specifically presented on tumors at high target density1: 100-700 copies/cell Novel tumor stroma target identified and validated by XPRESIDENT® quant. mass spectrometry platform High-affinity, specific TCR targeting COL6A3 exon 6 Affinity-maturated, CD8-independent TCR High functional avidity2: ~0.01ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform CD8-independent, next-generation TCR engages both, CD8 and CD4 T cells In vitro anti-tumor activity against target-positive cell lines in CD8 and CD4 T cells Complete tumor eradication in in vivo mouse models Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC– 55% Adeno NSCLC– 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data) TARGET TCR PRECLINICAL DATA PATIENT POPULATION3 IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against tumor targets IMA204

ACTengine® IMA204 – High Affinity, CD8-independent TCR Complete Tumor Eradication in vitro & in vivo1 by Affinity-enhanced IMA204 TCR CD8-independent TCR leads to tumor eradication in all mice treated Control IMA204 TCR D7 D16 D22 D29 Affinity maturated CD8-independent, next-generation TCR engages both CD4 and CD8 T cells without the need of CD8 co-transduction Stroma cells Tumor cells Stroma Target (COL6A3 exon 6) in Ovarian Cancer sample Example of a Tumor Target in same Ovarian Cancer sample 1 In vivo data in collaboration with Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website. COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers IMA204

ACTallo® – Our Next-generation Off-the-shelf TCR-T

ACTallo® – Immatics’ Allogeneic Cell Therapy Approach Off-the-shelf cell therapy, no need for personalized manufacturing à reduced logistics and time to application Potential for hundreds of doses from one single donor leukapheresis à lower cost of goods Use of healthy donor material provides standardized quality and quantity of starting material Strategic collaborations combining Immatics’ proprietary ACTallo® platform with Bristol Myers Squibb’s next-gen technologies and Editas Medicine’s CRISPR gene editing technology to develop next-gen allogeneic γδ TCR-T/CAR-T programs ACTallo® γδ T cell Cell Engineering (gene editing & armoring) γδ T cell Collection from Healthy Donor Expansion Off-the-shelf Products Patient Treatment

Why γδ T cells? γδ T cells Are Well Suited for an Off-the-shelf Cell Therapy Approach γδ T cells are abundant in the peripheral blood show intrinsic anti-tumor activity naturally infiltrate solid tumors & correlate with favorable prognosis are HLA-independent, thus do not cause graft-vs-host disease in allogeneic setting can be expanded to high numbers in a cGMP-compatible manner can be effectively redirected using αβ TCR or CAR constructs In vitro anti-tumor activity γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR+ + tumor cells αβ T cells TCR+ + tumor cells ACTallo® Expansion Fold-growth (target-positive tumor cells)

TCER® – TCR Bispecifics

TCER® – Immatics’ Next-generation, Half-Life Extended Bispecifics Proprietary TCER® Format Consisting of Three Distinct Elements High-affinity TCR domains targeting XPRESIDENT®-selected tumor-specific peptide-HLA molecules Low-affinity T cell recruiter against CD3/TCR Fc part for half-life extension, favorable stability and manufacturability Next-gen, half-life extended TCER® format designed to à safely apply high drug doses for activity in a broad range of tumors à achieve optimized scheduling 2 1 3 Cytotoxic lytic granules Tumor cell killing Activated T cell TCER®

TCER® – Immatics’ Next-generation, Half-Life Extended Bispecifics pHLA targeting TCR High-affinity (single digit nM) TCR targeting XPRESIDENT®-selected tumor-specific peptide-HLA molecules Broad therapeutic window through XPRESIDENT®-guided affinity maturation (>1000x)1 Complete tumor eradication in mouse xenograft models at low doses T cell recruiting antibody Low-affinity (triple digit nM) T cell recruiter against both TCR & CD3 Optimized biodistribution aiming for enrichment at tumor site and prevention of CRS2  Superior anti-tumor activity in mouse models as compared to widely used CD3 recruiters Next-generation TCER® format  Off-the-shelf biologic with antibody-like manufacturability3 and low cost of goods Superior anti-tumor activity4 compared to six alternative bispecific formats Half-life of several days expected in humans Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients 1 As compared to natural TCR; 2 Based on literature data for other low-affinity recruiters (e.g. Harber et al., 2021, Nature; Trinklein et al., 2019, mAbs); 3 Production in mammalian cells (CHO cells); 4 Based on preclinical testing TCER® 1 2 3

Potency of Our Proprietary TCR Bispecific Format TCER® Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody TCER® format had higher combination of potency and specificity1 than six alternative TCR Bispecific format designs evaluated Flexible Plug-and-play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies TCER® TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target-positive cells by different TCR Bispecifics 1 Preclinical data on specificty not shown

TCER® Format Is Designed for Optimized Efficacy and Safety Superior Tumor Control Using a Novel, Low-Affinity Recruiter Widely used T cell recruiting Ab (3 variants) medium to high affinity (single to double digit nM) n = 6 mice/treatment group, n = 10 mice in vehicle group, 2 donors/group Dose: 0.025 mg/kg Proprietary, low-affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher-affinity variants of a widely used recruiter Immatics’ T cell recruiting Ab low affinity (triple digit nM) TCER® Tumor Model in Mice1 1 Hs695T xenograft model in NOG mice, tumor volume of group means shown

TCER® Format Is Designed for Optimized Efficacy and Safety Reduced Target-Unrelated Recruiter-Mediated Cytokine Release using a Low-Affinity Recruiter TCER® Whole blood cytokine release assay N=3 HLA-A*02-positive donors N=16 cytokines tested, 4 exemplary cytokines shown

Our TCER® Portfolio Broad Pipeline of Next-Gen Half-Life Extended TCR Bispecifics TCER® PRAME peptide presented by HLA-A*02:01 Start of clinical trial in Aug 2023, first clinical data expected 2024 IMA402 Undisclosed peptide presented by HLA-A*02:01 Preclinical PoC studies ongoing IMA403 Potential for addressing different indications and large patient populations with novel, off-the-shelf TCR Bispecifics MAGEA4/8 peptide presented by HLA-A*02:01 Dose escalation ongoing IMA401 Undisclosed peptides presented by HLA-A*02:01 and other HLA-types TCER® engineering and preclinical testing ongoing IMA40x Several innovative programs CLINICAL PRECLINICAL

TCER® IMA401 Targeting MAGEA4/8 Homogeneous Expression, Broad Prevalence and High Copy Number Target MAGEA4 RNA detection in tumor samples (ISH) Indications Target prevalence [%] Squamous non-small cell lung carcinoma 50% Head and neck squamous cell carcinoma 35% Bladder carcinoma 30% Uterine carcinosarcoma 25% Esophageal carcinoma 25% Ovarian carcincoma 20% Melanoma 20% plus several further indications MAGEA4/8 target prevalence in selected cancer indications MAGEA4/8 target prevalences are based on TCGA data combined with a XPRESIDENT®-determined target individual MS-based mRNA expression threshold; 1 Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, 2 Students paired T test IMA401 p<0.0012 MAGEA4/8 target is presented at >5-fold higher target density1 than a commonly used MAGEA4 target peptide

TCER® IMA401 (MAGEA4/8) – Assessment of Anti-Tumor Activity in vitro Patient-Derived Tumor Model NSCLC adenocarcinoma: Male, Caucasian, age 58, no therapy prior to surgery Site of origin: lung, differentiation poor Date of surgery: 1987, Freiburg Medical Center Volume doubling time: 7.3 day Histology:  Stroma content, 4% Vascularization, high Grading, undifferentiated TCER® IMA401 shows high anti-tumor activity in Patient-derived xenograft model of non-small cell lung adenocarcinoma Remission observed in all mice (3 out of 4 mice with complete remission) LXFA 1012 Tumor Xenograft Model in NOG Mice IMA401

TCER® IMA401 (MAGEA4/8) – Pharmacokinetics PK Analysis in NOG Mice Two different PK assays established to ensure functional integrity of protein domains Terminal half-life in mice: 10-11 days pHLA – VL Assay Fc – VL Assay IMA401

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8 MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; MABEL: minimum anticipated biological effect level; BLRM: Bayesian logistic regression model; 1 Pharmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling to a less frequent regimen. 2 Conducted in collaboration with BMS Phase 1a: Dose Escalation Phase 1b: Dose Expansion Weekly i.v. infusions1 Dose escalation decisions based on cohorts of 1-6 patients in adaptive design (BLRM model) MTD/ RP2D Adaptive design aimed at accelerating dose escalation Focus on specific indications planned Potential development option for checkpoint inhibitor combination or other combination therapies2 Monotherapy expansion cohort Primary Objective Determine MTD and/or RP2D Secondary Objectives Safety and tolerability Initial anti-tumor activity Pharmacokinetics IMA401

TCER® IMA402 Targeting PRAME – Efficacy Assessment in vitro Tumor Cell Killing at Low Physiological PRAME Peptide Levels TCER® IMA402 induces killing of tumor cells with PRAME target copies as low as 50 CpCs Physiological PRAME levels detected in majority of cancer tissues from patients are 100 – 1000 CpCs Preclinical activity profile enables targeting of a broad variety of tumor indications, such as lung cancer, breast cancer, ovarian cancer, uterine cancer, melanoma and others IMA402 CpC: Target peptide copy numbers per tumor cell

TCER® IMA402 Achieves Durable Tumor Control of Large Tumors in vivo Dose-dependent efficacy of IMA402 in cell line-derived in vivo mouse model Durable shrinkage of large tumors including complete responses over prolonged period Sufficiently high drug doses are key to achieving desired anti-tumor effect IMA402

Half-life Extended Format of IMA402 Confers Terminal Half-life of >1 Week pHLA – aVL Assay pHLA – aFc Assay IMA402 shows a terminal serum half-life of ≈ 8 days in mice IMA402 will be initially dosed weekly in the clinical trial Dosing frequency may be adapted based on clinical data IMA402

Phase 1/2 Clinical Trial to Evaluate TCER® IMA402 Targeting PRAME First Clinical Data Planned in 2024 Phase 1: Dose Escalation Phase 2a: Dose Expansion Adaptive design aimed at accelerating dose escalation Specific indications plus ongoing basket Combination therapies Optional dose/application optimization Expansion cohort Expansion cohort Expansion cohort Trial Overview Phase 1/2 clinical trial to evaluate safety, tolerability and anti-tumor activity of IMA402 HLA-A*02:01-positive patients with PRAME-expressing recurrent and/or refractory solid tumors Initially weekly i.v. infusions Potential for early adjustment of treatment interval based on PK data of half-life extended TCER® format MTD/ RP2D IMA402 Basket trial in focus indications to accelerate signal finding Cut. and uveal melanoma, ovarian, lung, uterine cancer, synovial sarcoma

Immatics’ Proprietary Target and TCR Discovery Platforms

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti-Tumor Activity and Minimize Safety Risks of TCR-based Immunotherapies True Targets via XPRESIDENT® technology platform are naturally presented on tumor tissues as identified by mass-spec are absent or presented at only low levels on normal tissues are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform recognize the target peptide with high affinity and specificity  show selective killing of tumor cells are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Technology Pool of 200 Prioritized Targets as Foundation for Future Value Generation 200 Prioritized Targets Grouped in 3 Target Classes: Well known and characterized parent protein (20%) e.g. MAGE family cancer testis antigens Unknown or poorly characterized parent protein (60%) e.g. stroma target COL6A3 exon 6 Crypto-targets/Neoantigens (20%) Novel target class which includes RNA-edited peptides & non-classical neoantigens  ~50% of our prioritized targets are non-HLA-A*02 restricted, substantially broadening the potential patient reach >500 million MS/MS spectra >25,000 experiments >8,500 peptides filed for patent >2,500 cancer & normal tissues analyzed by Quantitative, Ultra-Sensitive Mass Spectrometry pHLA Database based on primary tissues >200 prioritized targets

Immatics’ Unique Capability – Identification of the most Relevant Target Example of MAGEA4/8 Peptide Target 1 Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, 2 Students paired T test p<0.0012 Technology MAGEA4/8 target is presented at >5-fold higher target density1 than a commonly targeted MAGEA4 target peptide XPRESIDENT® quantitative information on target density1 between peptides originating from the same source protein Ranking of pHLA targets Commonly targeted

Development of the Right TCR – XCEPTOR® Technology TCR Discovery and Engineering for ACT and TCR Bispecifics TCR Bispecifics T cell engaging receptor (TCER®) Adoptive Cell Therapy ACTengine® ACTallo® Fast, efficient and highly sensitive discovery of highly specific, natural TCRs Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity Early de-selection of cross-reactive TCRs by the unique interplay between Immatics’ target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery1 and TCR maturation2 Micromolar affinity Nanomolar affinity Technology 1 XPRESIDENT®-guided off-target toxicity screening; 2 XPRESIDENT®-guided similar peptide counterselection

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks Unique Interplay between Technology Platforms Allows Early De-risking for Clinical Development Target peptide presented on tumor cells Selective killing of tumor cells Target peptide presented on normal cells Off-target toxicity On-target (off-tumor) toxicity A different HLA is recognized on normal cells Alloreactivity Similar peptide presented on normal cells1 XPRESIDENT®-guided screening for on- and off-target toxicities of TCRs based on the extensive database of peptides presented on normal tissues Technology 1 Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (Cameron et al., Sci Transl Med)

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage Cancer targets, TCRs and technology protected by:  5,800 applications and patents filed in all major countries and regions >115 patent families >2,400 granted patents, thereof >550 granted patents in the US Technology

Corporate Information & Milestones

David Leitner Schuldirektor David Leitner Schuldirektor David Leitner Schuldirektor Harpreet Singh Chief Executive Officer Co-Founder >20 yrs biotech experience Arnd Christ Chief Financial Officer >20 yrs  biotech experience  (InflaRx, Medigene, NovImmune, Probiodrug) Carsten Reinhardt Chief Development Officer >20 yrs pharma & biotech experience  (Micromet, Roche, Fresenius) Cedrik Britten Chief Medical Officer 15 yrs pharma & biotech experience  (GSK, BioNTech) Rainer Kramer Chief Business Officer 25 yrs pharma & biotech experience (Amgen, MorphoSys, Jerini, Shire, Signature Dx) Steffen Walter Chief Operating Officer Co-Founder Immatics US >15 yrs biotech experience Edward Sturchio General Counsel >15 yrs pharma & biotech experience (Abeona Therapeutics, AAA, Novartis, Merck, Schering) )  Jordan Silverstein Head of Strategy >10 yrs biotech experience  (InflaRx, AAA) Toni Weinschenk Chief Innovation Officer Co-Founder >15 yrs biotech experience Experienced Global Leadership Team Across Europe and the US Corporate

Strong, Focused and Highly Integrated Trans-Atlantic Organization Houston, Texas ~150 FTEs Cell therapy development & manufacturing Munich, Germany ~65 FTEs Various operating functions Tübingen, Germany ~215 FTEs Target & TCR discovery and TCR Bispecifics development Corporate FTE status as of December 2022

Appendix

ACTengine® IMA203 TCR-T 1st Gen Monotherapy Tolerability Data Focus on IMA203 Phase 1b Cohort A – All ≥Grade 3 Adverse Events (N=11) IMA203 was well tolerated No Adverse Event ≥Grade 3 was observed with a frequency ≥10% when excluding expected cytopenias associated with lymphodepletion No IMA203-related Grade 5 Adverse Events All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for CRS and ICANS, where only Grade 1-2 occurred; listed for completeness due to being adverse events of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (04-Apr-2023). 1 ICANS: Immune effector cell-associated neurotoxicity syndrome. Data cut-off Apr 04, 2023 Adverse event (System organ class, Preferred term) ≥ Grade 3 No. % Patients with any adverse event 11 100.0 Adverse Events of Special Interest Cytokine release syndrome 0 0.0 ICANS1 0 0.0 Blood and lymphatic system disorders Neutropenia 10 90.9 Lymphopenia 6 54.5 Leukopenia 5 45.5 Anaemia 5 45.5 Thrombocytopenia 4 36.4 Leukocytosis 1 9.1 Lymphocytosis 1 9.1 Adverse event (System organ class, Preferred term) ≥ Grade 3 No. % table continued… Investigations Alanine aminotransferase increased 1 9.1 Aspartate aminotransferase increased 1 9.1 Blood alkaline phosphatase increased 1 9.1 Eye disorders Ulcerative keratitis 1 9.1 Gastrointestinal disorders Ileus 1 9.1 Infections and infestations Infection 1 9.1 Nervous system disorders Headache 1 9.1 Respiratory, thoracic and mediastinal disorders Laryngeal inflammation 1 9.1 TEAEs by maximum severity for all patients in Ph1b Cohort A dose expansion (N=11) IMA203

Deep & Durable Responses in Heavily Pre-Treated Patients – Phase 1b Cohort A Patient ID Indication No of prior treatment lines Prior treatments Total infused dose  TCR-T cells1 [x109] BOR BOR (Max % change of target lesions) Comment A-DL5-01 Uveal Melanoma 1 ARRY614/Nivolumab 4.16  cPR -60.3  Ongoing response 10.1 months post infusion A-DL4-03 Cut. Melanoma 7 Dabrafenib/Trametinib, Pembrolizumab, Dabrafenib/Trametinib, Vemurafenib/Cobimetinib, Dabrafenib/Trametinib, IMCgp-100, Encorafenib/Binimetinib 1.30  cPR -73.9  Ongoing response 9.9 months post infusion A-DL5-03 Cut. Melanoma 3 Interferon, Pembrolizumab, Nivolumab/Ipilimumab 5.12  cPR -60.5  Ongoing response 6.2 months post infusion A-DL4-01 Head & Neck Cancer 1 Carboplatin/Paclitaxel 1.92  cPR -33.3  Response until 5.7 months post infusion A-DL4-02 Ovarian Cancer 10 Carboplatin/Taxol, Taxol, Gemcitabine/Carboplatin, Olaparib, Letrozole, Rucaparib, UPCC 03118 (CAR-T cell directed folate receptor), Bevacizumab/Cyclophosphamide, Carboplatin, Doxorubicin 1.97  cPR -41.0  Response until 3.8 months post infusion  A-DL5-05 Ovarian Cancer 3 Adriamycin/Cytotaxan/Taxol, Carboplatin/Taxol, Carboplatin/Doxil 8.84  cPR -61.7  Ongoing response 2.5 months post infusion A-DL5-06 Synovial Sarcoma 1 Adriamycin/Ifosfamide/Mesna 3.94  PR -74.8  Initial PR at week 6, 3-month scan pending A-DL4-04 Melanoma (Unk. Primary) 2 Nivolumab/Ipilimumab, Nivolumab 1.73  SD 0.0  Disease stabilization until 5.7 months post infusion A-DL4-05 Cut. Melanoma 5 Nivolumab, Nivolumab (re-exposure), Nivolumab/Ipilimumab, Dabrafenib/Trametinib, Nivolumab 1.63  SD 11.4  Ongoing disease stabilization 2.1 months post infusion A-DL5-02 Pancreatic Neuroendocrine Tumor 3 Lanreotid, Streptozocin/5-Fluorouracil, Everolismus 5.12  SD -21.8  Disease stabilization until 2.3 months post infusion  A-DL5-04* Ovarian Cancer 5 Paclitaxel/Carboplatin, Niraparib, Doxorubicin/Liposomal/Carpoplatin, 2020-0808 ZN-C3/Gemcitabine, 2020-0755 COM 701/BMS-986207/Nivolumab 4.68  PD 50.8  Progressive disease at 1.2 months post infusion 1 Transduced viable CD8 T cells; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response *Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population. Data cut-off Apr 04, 2023 IMA203

ACTengine® IMA203 TCR-T 1st Gen Monotherapy Tolerability Data Phase 1a and Phase 1b Cohort A – All ≥Grade 3 Adverse Events (N=39) IMA203 was well tolerated No Adverse Event ≥Grade 3 was observed with a frequency ≥10% when excluding expected cytopenias associated with lymphodepletion No IMA203-related Grade 5 Adverse Events All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (04-Apr-2023); 1 Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; 4 Fatal Adverse events were not considered related to any study drug; 5 Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells. Data cut-off Apr 04, 2023 Adverse event (System organ class, Preferred term) ≥ Grade 3 No. % Patients with any adverse event 39 100.0 Adverse Events of Special Interest Cytokine release syndrome 2 5.1 ICANS2 0 0.0 Blood and lymphatic system disorders Neutropenia 32 82.1 Lymphopenia 24 61.5 Leukopenia 22 56.4 Anaemia 20 51.3 Thrombocytopenia 15 38.5 Cytopenia 1 2.6 Leukocytosis 1 2.6 Lymphocytosis 1 2.6 Infections and infestations Appendicitis 1 2.6 COVID-19 1 2.6 Enterococcal infection  1 2.6 Infection 1 2.6 Orchitis 1 2.6 Sepsis4,5 1 2.6 Septic shock4 1 2.6 Respiratory, thoracic and mediastinal disorders Hypoxia 2 5.1 Bronchial obstruction 1 2.6 Laryngeal inflammation 1 2.6 Pleural effusion 1 2.6 Respiratory failure 1 2.6 Investigations Alanine aminotransferase increased 1 2.6 Aspartate aminotransferase increased 1 2.6 Blood alkaline phosphatase increased 1 2.6 Blood creatinine increased 1 2.6 Blood fibrinogen decreased 1 2.6 Gastrointestinal disorders Abdominal pain 1 2.6 Diarrhoea 1 2.6 Ileus 1 2.6 Vomiting  1 2.6 Adverse event (System organ class, Preferred term) ≥ Grade 3 No. % table continued… General disorders and administration site conditions Condition aggravated4 1 2.6 Fatigue 1 2.6 Pyrexia  1 2.6 Swelling face 1 2.6 Vascular disorders Hypertension 3 7.7 Hypotension 1 2.6 Metabolism and nutrition disorders Hypokalaemia 2 5.1 Failure to thrive 1 2.6 Injury, poisoning and procedural complications Humerus fracture 1 2.6 Infusion related reaction 1 2.6 Renal and urinary disorders Acute kidney injury 1 2.6 Proteinuria 1 2.6 Cardiac disorders Atrial fibrillation3 1 2.6 Endocrine disorders Inappropriate antidiuretic hormone secretion 1 2.6 Eye disorders Ulcerative keratitis 1 2.6 Hepatobiliary disorders Cholangitis 1 2.6 Immune system disorders Contrast media allergy 1 2.6 Musculoskeletal and connective tissue disorders Muscle spasms 1 2.6 Nervous system disorders Headache 1 2.6 Reproductive system and breast disorders Vaginal haemorrhage 1 2.6 Skin and subcutaneous tissue disorders Rash maculo-papular 1 2.6 TEAEs by maximum severity for all patients in Ph1a dose escalation and Ph1b Cohort A dose expansion (N=39)1 IMA203

Phase 1a and Phase 1b Cohort A – Best Overall Response Confirmed objective responses across a broad spectrum of different tumor types such as cutaneous melanoma, uveal melanoma, head and neck cancer, ovarian cancer, synovial sarcoma * Maximum change of target lesions and RECIST 1.1 BOR at different timepoints; # Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; 1 Indication was updated to cutaneous melanoma post data cut-off; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline Phase 1a (Dose Escalation) Phase 1b (Cohort A) IMA203 N=27# N=11 Data cut-off Sept 06, 2022 – presented in Oct 2022 Data cut-off Apr 04, 2023 – presented in May 2023 1

Phase 1a and Phase 1b Cohort A – Responses over Time Improved Durability at Higher Dose and in Phase 1b Patients Phase 1a (Dose Escalation) N=27# Phase 1b (Cohort A) N=11 Best overall response (RECIST1.1) IMA203 # Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; 1 Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline  Scans at approximately week 6, month 3 and then every 3 months Ongoing * 1 * Response until 5.7 months post infusion, target lesion response assessment not available (external assessment) Data cut-off Sept 06, 2022 – presented in Oct 2022 Data cut-off Apr 04, 2023 – presented in May 2023

Focus on Melanoma Patients Phase 1a (DL4 only) and Phase 1b Cohort A Continuous Improvement from Phase 1a to Phase 1b Cohort A Patient Characteristics (n=10) IMA203 melanoma patients (n=14) Prior lines of treatment Mean (min, max) 4.5 (1, 7) Previous lines of CPI  Mean (Min, Max) 2.6 (1, 4) LDH at baseline >1 x ULN [% of patients] 60.0 Baseline tumor burden Mean target lesion sum of diameter [mm] (min, max) 66.9 (21.0, 178.7) Total infused dose   Mean TCR-T cells1 infused [x109] (min, max) 2.12  (1.07, 5.12) No. of Target- & Non-Target Lesions 60.0% with >3 lesions 40.0% with liver/brain lesions ORR2 = 70% (7/10) cORR3 = 56% (5/9) Median DOR4,  min, max DOR Not reached,  2.4, 8.8+ months Median Follow-up5 8.5 months * Maximum change of target lesions and RECIST 1.1 at different timepoints. 1 Transduced viable CD8 T cells;  2 Initial ORR: Objective response rate according to RECIST 1.1 at first scan post infusion at ~week 6; 3 Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with available second scan post infusion at ~3 months or patients with progressive disease (PD) at any timepoint before this scan; 4 Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; 5 Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BOR: Best Overall Response; BL: Baseline; CPI: Checkpoint inhibitor; LDH: Lactate dehydrogenase Data cut-off Apr 04, 2023 Heavily pre-treated melanoma patients after 1-4 lines of CPI: Cutaneous (N=8), uveal (N=1) and melanoma of unk. primary (N=1) Phase 1a (N=5): previous manufacturing process Phase 1b Cohort A (N=5): new monocyte depletion process, higher dose Phase 1a Phase 1b Cohort A Best Overall Response Response over Time Phase 1a Phase 1b Cohort A IMA203